N-SAR Exhibit: Sub-item 77I
Legg Mason Legg Mason Partners Equity Trust

Legg Mason ClearBridge Equity Income Builder Fund

Effective July 1, 2011, Class B shares of the fund will be closed to purchases by new and existing investors. Your Service Agent, however, may no longer offer Class B shares as of an earlier date. Class B shares of the fund will continue to be available for incoming exchanges and for dividend reinvestment. If you currently invest through a systematic investment plan where Class B shares are purchased, or have any other questions concerning Class B shares, please contact your Service Agent for more information.